UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              LAS VEGAS SANDS CORP.
                              ---------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                    517834107
                                 --------------
                                 (CUSIP Number)


                                DECEMBER 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]    Rule 13d-1(b)
     [_]    Rule 13d-1(c)
     [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 308,909,355 shares which constitutes approximately 87% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 354,160,692 shares outstanding. All share amounts set forth herein represent holdings as of December 31, 2004.

CUSIP No. 517834107                  Schedule 13G                       Page 2
--------------------------------------------------------------------------------


1.    Name of Reporting Person:

      Sheldon G. Adelson
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      United States
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         229,600,202
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    267,888,168
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      267,888,168
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      75.6%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IN
--------------------------------------------------------------------------------

CUSIP No. 517834107                  Schedule 13G                       Page 3
--------------------------------------------------------------------------------


1.    Name of Reporting Person:

      Miriam Adelson
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      United States / Israel
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       40,356,105
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  40,356,105

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      40,356,105
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      11.4%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IN
--------------------------------------------------------------------------------

CUSIP No. 517834107                  Schedule 13G                       Page 4
--------------------------------------------------------------------------------


1.    Name of Reporting Person:

      Charles D. Forman
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      United States
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         38,953,048
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       40,356,105
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:       665,082
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  40,356,105

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      79,309,153
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      22.4%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IN
--------------------------------------------------------------------------------

CUSIP No. 517834107                  Schedule 13G                       Page 5
--------------------------------------------------------------------------------


1.    Name of Reporting Person:

      Sheldon G. Adelson 2002 Four Year LVSI Annuity Trust
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Nevada
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         30,408,076
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    30,408,076
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      30,408,076
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      8.6%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP No. 517834107                  Schedule 13G                       Page 6
--------------------------------------------------------------------------------


Item 1(a).        NAME OF ISSUER:

                  Las Vegas Sands Corp. (the "COMPANY").

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3355 Las Vegas Boulevard South
                  Las Vegas, Nevada 89109

Item 2(a).        NAME OF PERSONS FILING:

                  (i)      Sheldon G. Adelson ("MR. ADELSON");

                  (ii)     Dr. Miriam Adelson ("DR. MIRIAM ADELSON");

                  (iii)    Charles D. Forman ("MR. FORMAN");

                  (iv) Sheldon G. Adelson 2002 Four Year LVSI Annuity Trust (the "2002 ANNUITY TRUST" and collectively with the persons listed in (i) through (iii) above, the "REPORTING PERSONS").

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  The address of the principal offices of (i) Mr. Adelson,
                  (ii) Dr. Miriam Adelson and (iii) the 2002 Annuity Trust is:

                  c/o Las Vegas Sands Corp.
                  3355 Las Vegas Boulevard South
                  Las Vegas, Nevada 89109

                  The address of the principal business office of Mr. Forman is:

                  300 First Avenue
                  Needham, Massachusetts 02494

Item 2(c).        CITIZENSHIP:

                  See item 4 of each Reporting Person's cover page.

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.001 par value per share, of the Company (the "COMMON STOCK").

Item 2(e).        CUSIP NUMBER:

                  517834107

Item 3.           Not Applicable.

CUSIP No. 517834107                  Schedule 13G                       Page 7
--------------------------------------------------------------------------------


Item 4.           OWNERSHIP.

                  (a)    AMOUNT BENEFICIALLY OWNED:

                  Incorporated by reference from item 9 of the cover page of each Reporting Person.

                  (b)    PERCENT OF CLASS:

                  Incorporated by reference from item 11 of the cover page of each Reporting Person.

                  (c)    NUMBER OF SHARES TO WHICH EACH REPORTING PERSON HAS:

                  Incorporated by reference from items 5-8 of the cover page of each Reporting Person.

                         Mr. Adelson directly owns 229,600,202 shares of Common Stock.

                         Prior to the initial public offering of Las Vegas Sands Corp. ("LVSC"), Sheldon G. Adelson granted options to purchase shares of common stock of Las Vegas Sands, Inc. ("LVSI") to various employees under the 1997 Fixed Stock Option Plan (the "PLAN"). Following the initial public offering, such options automatically became exercisable for shares of common stock of LVSC. On January 11, 2005, an employee exercised a stock option granted to him under the Plan and Mr. Adelson delivered 931,115 shares of common stock to the employee in accordance with the terms of the stock option. All shares reported herein are as of December 31, 2004 and do not reflect the delivery of 931,115 shares on January 11, 2005.

                         Mr. Forman directly owns 665,082 shares of Common
                         Stock.

                         The 2002 Annuity Trust directly owns 30,408,076 shares of Common Stock.

                         Mr. Adelson and Mr. Forman are co-trustees of the 2002 Annuity Trust and the Sheldon G. Adelson 2004 Two Year LVSI Annuity Trust (the "ANNUITY TRUSTS"). As trustees, Mr. Adelson has sole dispositive power and Mr. Forman has sole voting power over the 38,287,966 shares of Common Stock owned by the Annuity Trusts. Mr. Forman disclaims beneficial ownership of the Common Stock owned by the Annuity Trusts.

                         Dr. Miriam Adelson and Mr. Forman are co-trustees of the Sheldon G. Adelson 2002 Remainder Trust (the "REMAINDER TRUST") and four separate Adelson family trusts established under the trust document for the Remainder Trust. The four trusts directly own 40,356,105 shares of Common Stock. Dr. Miriam Adelson and Mr. Forman share voting and dispositive power over such shares of Common Stock as co-trustees of such trusts. Mr. Forman disclaims beneficial ownership of the Common Stock owned by such trusts.

CUSIP No. 517834107                  Schedule 13G                       Page 8
--------------------------------------------------------------------------------


Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  The Reporting Persons listed on Exhibit 2 could be deemed to be members of a group. However, the Reporting Persons disclaim membership in a group.

     [SCHEDULE 13G FOR SHELDON G. ADELSON 2002 FOUR YEAR LVSI ANNUITY TRUST,
            SHELDON G. ADELSON, MIRIAM ADELSON AND CHARLES D. FORMAN]



Item 9.           NOTICE OF DISSOLUTION OF A GROUP.

                  Not Applicable.

Item 10.          CERTIFICATION.

                  Not Applicable.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 2005



SHELDON G. ADELSON 2002 FOUR YEAR
LVSI ANNUITY TRUST


By: /s/ Sheldon G. Adelson
    --------------------------------
    Sheldon G. Adelson, Trustee



By: /s/ Charles D. Forman
    --------------------------------
      Charles D. Forman, Trustee





/s/ Dr. Miriam Adelson                     /s/ Charles D. Forman
------------------------------------       -------------------------------------
Dr. Miriam Adelson                         Charles D. Forman




/s/ Sheldon G. Adelson
------------------------------------
Sheldon G. Adelson